David Peinsipp

T: (415) 693 2177

dpeinsipp@cooley.com

June 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Dickerson Franklin Wyman Kevin Vaughn Tim Buchmiller

Re:	Alumis Inc. Registration Statement on Form S-1 Filed on June 7, 2024 CIK No. 0001847367

Ladies and Gentlemen:

On behalf of Alumis Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2024 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1, originally confidentially submitted to the Commission on April 10, 2024, as amended on May 15, 2024, and subsequently filed with the Commission on June 7, 2024. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Registration Statement on Form S-1, Filed on June 7, 2024

Business

Manufacturing, page 132

1.	Please disclose the names of your principal suppliers. Refer to Regulation S-K Item 101(h)(4)(v).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Registration Statement to disclose the Company’s principal suppliers of raw materials in accordance with Regulation S-K Item 101(h)(4)(v).

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

June 18, 2024

Page Two

Management

Composition of Our Board of Directors, page 153

2.	We note your revised disclosure that your board of directors currently includes three vacancies, one of which you expect to fill prior to the closing of this offering by mutual agreement of your board of directors pursuant to the terms of a voting agreement. Given that your voting agreement provides certain of your stockholders with the right to designate directors for election to your board of directors, please revise your disclosure to clarify whether the vacancy you expect to fill is the vacancy described in clause (vii) in the last paragraph on page 153.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 152 of the Registration Statement. The Company respectfully advises the Staff that it is actively working to identify and appoint a seventh director that meets the qualifications of the Commission and the listing rules of the Nasdaq Stock Market and that it intends for its board of directors to appoint this additional director as a Class III director prior to the launch of the offering. This director will be appointed pursuant to the Company's Voting Agreement (as defined in the Registration Statement) to fill the vacancy described in clause (vii) in the last paragraph on page 152. The Company expects to lower the number of seats on its board of directors to seven, effective at the closing of the offering.

Certain Relationships and Related Person Transactions, page 176

3.	We note that, in your discussion of your related person transactions with the BBA Funds, you removed certain disclosures regarding your former director's, Julian C. Baker's, relationship with the BBA Funds. Similarly, we note that you removed disclosures regarding your transactions with venBio Global Strategic Fund IV, L.P., an entity affiliated with your former director, Richard Gaster. To the extent that these transactions occurred while Julian C. Baker and Richard Gaster, as applicable, served as your directors and such persons had a direct or indirect material interest in the respective transactions, please revise this section to add back the disclosures of these relationships or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 177 to 179 of the Registration Statement.

* * *

Please contact me at (415) 693 2177 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Dave Peinsipp

Dave Peinsipp

cc:	Martin Babler, Alumis Inc. Roy Hardiman, Alumis Inc. Sara Klein, Alumis Inc. Kristin VanderPas, Cooley LLP

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com